UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

First Seacoast Bancorp
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

33631P 102
(CUSIP Number)

James R. Brannen
President and Chief Executive Officer
First Seacoast Bancorp, MHC
633 Central Avenue
Dover, New Hampshire 03820
(603) 742-4680
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

July 16, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)
Page 1 of 6 Pages

CUSIP NO. 33631P 102	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS First Seacoast Bancorp, MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 3,345,925
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 3,345,925
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,925

CUSIP NO. 33631P 102	13D	Page 3 of 6 Pages

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON HC

Item 1.	Security and Issuer.

The title of the class of equity securities as to which this Schedule 13D (the “Schedule”) relates is common stock, $0.01 par value per share (the “Common Stock”).

The name of the issuer is First Seacoast Bancorp (the “Issuer”).  The address of the principal executive office of the Issuer is 633 Central Avenue, Dover, New Hampshire 03820.

Item 2.	Identity and Background.

This Schedule is filed on behalf of First Seacoast Bancorp, MHC (the “Reporting Person”), the federally-chartered mutual holding company of the Issuer.  The Reporting Person’s principal business is the ownership of a majority of the Issuer’s outstanding shares of the Issuer’s Common Stock.  The business address of the Reporting Person is 633 Central Avenue, Dover, New Hampshire 03820.

Pursuant to General Instruction C of Schedule 13D, the following information is provided for each executive officer and director of the Reporting Person (the “Insiders”):

Name	Position(s) with Reporting Person	Occupation
James R. Brannen	President, Chief Executive Officer and Director	Banker
Richard M. Donovan	Chief Financial Officer and Treasurer	Banker
Michael J. Bolduc	Secretary and Director	Attorney-at-law
Patricia A. Barbour	Director	Certified public accountant
Mark P. Boulanger	Director	Certified public accountant
James Jalbert	Director	Owner of passenger coach company
Thomas J. Jean	Director	Healthcare administrator
Erica Johnson	Director	Software company executive
Dana C. Lynch	Director	Civil engineer
Janet Sylvester	Director	Real estate broker
Paula J. Williamson-Reid	Director	Executive search firm owner

(d)	During the past five years, neither the Reporting Person nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Reporting Person nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP NO. 33631P 102	13D	Page 4 of 6 Pages

(f)	All Insiders are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 16, 2019, the Issuer issued 3,345,925 shares of its Common Stock to the Reporting Person in connection with the reorganization of Federal Savings Bank, Dover, New Hampshire, into the mutual holding company form of organization.  The reorganization was effective July 16, 2019.  No cash consideration was paid by the Reporting Person.

Item 4.	Purpose of Transaction.

While the Reporting Person intends to exercise its rights as majority stockholder of the Issuer, neither the Reporting Person nor any of the Insiders currently has any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Reporting Person and/or the Insiders may determine to purchase additional shares of the Issuer’s Common Stock (or other securities of the Issuer) and/or the Reporting Person and/or the Insiders may determine to sell shares of the Issuer’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.	Interest in Securities of the Issuer.

a. As of July 16, 2019, the Reporting Person directly and beneficially owned 3,345,925 shares of the Issuer’s Common Stock, which represented 55.0% of the issued and outstanding shares of Issuer’s Common Stock on that date.

b. The Reporting Person has the sole power to vote and the sole power to dispose of the shares of the Issuer’s Common Stock that it owns.

CUSIP NO. 33631P 102	13D	Page 5 of 6 Pages

c. Other than the issuance of the shares of the Issuer’s Common Stock to the Reporting Person on July 16, 2019, the Reporting Person has not affected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Schedule, neither the Reporting Person nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

None.

[Signature page immediately follows]

CUSIP NO. 33631P 102	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRST SEACOAST BANCORP, MHC

Date: July 19, 2019	By:	/s/ James R. Brannen
James R. Brannen
President and Chief Executive Officer